EXHIBIT (b)(1)
November 20, 2005
Allergan, Inc.
Senior Bridge Credit Facility
Commitment Letter
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612
Attention: James M. Hindman
Ladies and Gentlemen:
     You (the “Company”) have requested that Morgan Stanley Senior Funding, Inc. (“MSSF”) agree to structure, arrange and syndicate a 364-day bridge term facility in an aggregate amount of up to $1.1 billion (the “Facility”) for the Company and/or a wholly-owned subsidiary of the Company (“Bidco” and, together with the Company, the “Borrowers”), that MSSF commit to provide the Facility, and that MSSF agree to serve as syndication agent for the Facility.
     You have advised MSSF that the Company intends to acquire (the “Acquisition”) all of the outstanding shares of common stock of a company known to you and MSSF as Contour (the “Target”) at a price to be determined. It is currently contemplated that the Acquisition will be effected by an exchange offer by Bidco for the shares of common stock of Target, followed by the merger of Bidco into the Target, with the Target being the surviving corporation (the “Merger”). You have also advised MSSF that the Facility will be used solely to finance the Acquisition and to pay fees and expenses associated with the Acquisition.
     MSSF is pleased to advise you that it is willing to act as sole lead bookrunner and sole lead arranger for the Facility. It is understood, however, that the Company may with the consent of MSSF (not to be unreasonably withheld or delayed) appoint one or more other institutions as lead bookrunner and lead arranger, and in such event MSSF and such other institutions will act as joint lead bookrunners and joint lead arrangers for the Facility; provided that only MSSF and one other such institution shall be awarded league table credit for so acting. You agree to take all reasonably requested actions necessary for MSSF (and such other institution, if any) to be awarded league table credit for their roles as lead bookrunners and lead arrangers for the Facility.
     Furthermore, MSSF is pleased to advise you of its commitment to provide 100% of the Facility, upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment Letter”) and in the attached Summary of Principal Terms and Conditions (the “Term Sheet”).
     It is agreed that MSSF will act as the Syndication Agent and as the Sole Bookrunner and Sole Lead Arranger (in such capacity, and (if applicable) together with each joint lead book runner and joint lead arranger appointed pursuant to the third paragraph of this Commitment Letter, the “Arranger”) for the Facility. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facility unless you and the Arranger shall so agree. It is understood, however, that when other institutions are invited to join the syndicate in accordance with the immediately succeeding paragraph, titles may be awarded to such institutions upon consultation between you and the Arranger. It is further understood that MSSF will be listed first (i.e., in the upper left position in any listing) in any information memoranda, tombstones or other similar publications used in connection with the Facility.
     The Arranger reserves the right, in its sole discretion, to syndicate the Facility to a group of financial institutions (together with MSSF, the “Lenders”) identified by the Arranger in consultation with you. MSSF’s commitment hereunder will be reduced by the amount of commitments undertaken by other Lenders in such syndication. The Arranger intends to commence syndication efforts in consultation with you promptly after your approach to the Target being publicly disclosed, and you agree actively to assist the Arranger in completing a syndication reasonably satisfactory to it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships and, to the extent practicable, those of the Target, (b) direct contact between senior management and advisors of the Company, Bidco, the Target (to the extent practicable) and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with the Arranger, of one or more meetings of prospective Lenders.
     As the Arranger, MSSF (together with each other joint lead bookrunner and joint lead arranger, if appointed pursuant to the third paragraph of this letter), in consultation with you, will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting as the Arranger, MSSF will have no responsibility other than to arrange the syndication. To assist the Arranger in its syndication efforts, you agree promptly to prepare and provide to MSSF all information with respect to the Company, Bidco and the transactions contemplated hereby, including all financial information and projections (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Facility. You hereby represent and covenant that (a) taken as a whole, all information other than the Projections (the “Information”) that has been or will be made available to the Arranger or the Lenders by you or any of your representatives is or will be (in the case of information relating to the Target and its subsidiaries, to the best of your knowledge), when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (b) the Projections that have been or will be made available to the Arranger or the Lenders by you or any of your representatives have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made. You agree to supplement the Information and the

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Projections from time to time until the earlier of (i) the date the Arranger notifies you that the syndication of the Facility has been completed (the “Notification Date”) (such completion to be determined in accordance with the Fee Letter of even date herewith between MSSF and the Company) and (ii) the Closing Date (as defined in the Term Sheet) so that the representation, warranty and covenant in the preceding sentence is correct on such date; provided that if syndication has not been completed by the Closing Date, you agree, upon the Arranger’s request, to supplement the Information and Projections from time to time until the Notification Date so that the representation, warranty and covenant in the preceding sentence is correct on the Notification Date. You also understand that in arranging and syndicating the Facility we and our affiliates may use and rely on the Information and the Projections without independent verification thereof.
     As consideration for the commitment hereunder and the Arranger’s agreement to perform the services described herein, you agree to pay or to cause Bidco to pay the fees set forth in the Term Sheet and in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”).
     You agree that prior to and during the syndication of the Facility there shall be no competing offering, placement or arrangement of any debt securities, equity securities, equity-linked securities or bank financing by or on behalf of the Company, Bidco or any affiliate thereof (including without limitation, after the consummation of the Merger, the Target and its affiliates), unless the Arranger has consented thereto, such consent not to be unreasonably withheld or delayed.
     The commitment of MSSF hereunder and the Arranger’s agreement to perform the services described herein are subject to (a) there not occurring or not becoming known to MSSF any material adverse change in or affecting the business, financial position, assets, liabilities or results of operations of the Company and its subsidiaries, taken as a whole, or of the Target and its subsidiaries, taken as a whole, (b) our satisfactory completion of limited due diligence (which is expected to take no longer than the Company’s confirmatory due diligence as described in the acquisition proposal letter dated November 14, 2005) to confirm that (i) there are no material undisclosed adverse facts or developments concerning the Target or its products or pipeline (including, but not limited to, material facts regarding the development and regulatory approval process and timeline for Juvéderm in the United States) that have not been publicly disclosed; and (ii) neither the Target’s license from Corneal Group for the rights to develop, distribute and market Juvéderm nor the “approvable letter” from the Food and Drug Administration announced September 21, 2005 for certain breast implants (nor any correspondence relating thereto) contains any terms and conditions not publicly disclosed that would materially and adversely affect the value of the Target’s acquisition to the Company and its stockholders; (c) our not becoming aware after the date hereof of any information or other matter, condition or event affecting the Company, Bidco or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to MSSF prior to the date hereof, (d) there not having occurred any change or disruption in financial, banking or capital market conditions that, in the Arranger’s judgment, could materially impair syndication of the Facility, (e) the negotiation, execution and delivery, prior to the date that is 150 days after the date hereof, of definitive documentation with respect to the Facility (the “Credit Documentation”), in form and substance satisfactory to MSSF and its counsel, (f) MSSF

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being satisfied with the terms of and documentation relating to the exchange and the Merger (collectively, the “Acquisition Documentation”), which terms and documentation shall be consistent with the description thereof in the acquisition proposal letter dated November 14, 2005, a copy of which you have provided to the Arranger, and (g) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of the commitment of MSSF hereunder and of the Facility are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of MSSF and the Company.
     Prior to the execution of the Credit Documentation, the commitment of MSSF will be reduced upon the occurrence of any event, or the consummation of any transaction, described under the “Mandatory Commitment Reductions and Prepayments” section of the Term Sheet.
     You agree (a) to indemnify and hold harmless MSSF, its affiliates and its officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Acquisition, the Facility, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse MSSF and its affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facility and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation), regardless of whether the Credit Documentation is executed, or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any special, indirect, consequential or punitive damages in connection with its activities related to the Facility. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems in connection with the Facility.
     This Commitment Letter shall not be assignable by you without the prior written consent of MSSF (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and MSSF. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as

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delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into between you and MSSF with respect to the Facility and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.
     This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), including without limitation, as required by applicable law in connection with the filing of any of the Acquisition Documentation, provided that the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you.
     You acknowledge that MSSF and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. MSSF will not use confidential information obtained from you by virtue of the transactions contemplated by this letter or its other relationships with you in connection with MSSF’s performance of services for other companies, and MSSF will not furnish any such information to other companies. You also acknowledge that MSSF has no obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other companies.
     The compensation, reimbursement, indemnification and confidentiality provisions contained herein and all of the provisions set forth in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitment hereunder; provided, that your obligations under this Commitment Letter, other than those arising under the provisions relating to (i) the appointment of other agents, co-agents and arrangers, (ii) the ability to syndicate and assistance in connection with the syndication, (iii) financial information and projections made available by you and (iv) confidentiality, shall automatically terminate and be superseded by the provisions of the Credit Documentation upon the effectiveness thereof, and you shall automatically be released from all liability in connection therewith at such time.
     Each of the Company and MSSF irrevocably waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or actions taken by the Company or MSSF in the negotiation, performance or enforcement hereof.
     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to MSSF executed counterparts hereof and of the Fee Letter, together with the amounts agreed upon pursuant to the Fee Letter to be payable upon the acceptance hereof, not later

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than 5:00 p.m., New York City time, on the date hereof. The commitment and the Arranger’s agreements herein will expire at such time in the event MSSF has not received such executed counterparts and such amounts in accordance with the immediately preceding sentence.

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     MSSF is pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours, MORGAN STANLEY SENIOR FUNDING, INC.
By:	/s/ Jaap Tonckens
	Name:	Jaap Tonckens
	Title:	Vice President

Accepted and agreed to as of the date first written above by:

ALLERGAN, INC.

By:	/s/ Douglas S. Ingram

Name:
Title:

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ALLERGAN, INC.
SENIOR CREDIT FACILITIES
Summary of Principal Terms and Conditions
(November 20, 2005)

Borrowers:	Allergan, Inc. (the “Company”) and/or a newly formed direct 100% subsidiary of the Company incorporated solely to acquire the Target shares (“Bidco”; together with the Company, the “Borrowers”).

Guarantor:	The obligations of Bidco will be guaranteed by the Company.

Sole Bookrunner
and Sole Lead Arranger:	Morgan Stanley Senior Funding, Inc. (“MSSF”) (in such capacity, the “Arranger”); provided that if one or more other institutions are appointed pursuant to the third paragraph of the Commitment Letter, MSSF and such institutions will act as joint lead bookrunners and joint lead arrangers, and each of them shall be an “Arranger” hereunder.

Administrative Agent:	A financial institution designated by the Company with the Arranger’s consent (in such capacity, the “Administrative Agent”).

Syndication Agent:	MSSF (in such capacity, the “Syndication Agent”).

Documentation Agent:	One or more financial institutions designated by MSSF in consultation with the Company (collectively in such capacity, the “Documentation Agent” and, together with the Administrative Agent and the Syndication Agent, the “Agents”).

Lenders:	MSSF and such other financial institutions as shall be selected by the Arranger in consultation with the Company (together with MSSF, the “Lenders”).

Facility and Amount:	Up to US$1.1 billion 364-day Bridge Term Facility (the “Facility”).

Administrative Agent
and Arranger Fees:	The Administrative Agent and the Arranger shall receive such fees as have been separately agreed upon with the Company.

Ranking:	Pari passu with the Borrowers’ other senior unsecured indebtedness.

Availability:	The full amount of the Facility will be available in one or more draws for 30 days after the Closing Date (as defined below). The proceeds of the Facility will be applied to the acquisition (the “Acquisition”) of the shares of common stock of the Company known to the Company and MSSF as Contour (the “Target”) to be effected by an exchange offer (the “Exchange Offer”) by Bidco for the outstanding shares of common stock of the Target, followed by the merger (the “Merger”) of Bidco into the Target, and the payment of fees and expenses associated with the Acquisition. Loans repaid or prepaid under the Facility may not be reborrowed. All commitments under the Facility will automatically expire on the earlier of (i) the date the Exchange Offer lapses or terminates and (ii) the 30th day after the Closing Date.

Maturity Date:	The Loans under the Facility will be repaid in full (together with accrued and unpaid interest thereon) 364 days after the Closing Date (as defined below).

Interest Rate:	Interest on committed LIBOR-based borrowings shall accrue at the Applicable Margin plus LIBOR.

Interest on Base Rate borrowings shall accrue at the Applicable Margin plus the higher of (i) the rate of interest announced by the Administrative Agent as its Prime Rate for U.S. Dollar loans in the U.S. or (ii) 0.5% per annum above the Federal Funds Rate.

Applicable Margin:	See attached Annex A (the “Pricing Grid”).

Commitment Fees:	From and after the Closing Date, a commitment fee will accrue daily, on the aggregate unused amount of the Facility, at the applicable Commitment Fee Rate determined in accordance with the Pricing Grid. The commitment fee will be paid quarterly in arrears and upon the termination of the commitments under the Facility, and will be paid to each Lender ratably in accordance with its unused commitment under the Facility.

Borrowing Options:	At the Borrower’s option, (i) LIBOR borrowings with interest periods of one, two, three or six months, subject to notice received no later than 11:00 a.m. (all times specified herein being New York local time) three business days before the day of any U.S. Dollar drawdown and (ii) Base Rate borrowings, subject to notice received no later than 11:00 a.m. on the day of drawdown. Each such borrowing shall be in a minimum amount of US$5 million with US$1 million increments and be repayable at the maturity of the Facility.

Mandatory Commitment Reductions
and Prepayments:	100% of the net cash proceeds received by the Company or any of its subsidiaries from all sales of assets (subject to certain exceptions, including annual and transactional thresholds) shall be used to prepay loans under the Facility on a pro rata basis.

100% of the net cash proceeds received by the Company or any of its subsidiaries from (1) all issuances or incurrences of debt (including without limitation, pursuant to a public offering, a private placement or a syndicated bank financing (other than (x) ordinary course borrowings, not used directly or indirectly to finance the Acquisition, under the Company’s Credit Agreement dated as of October 11, 2002, as amended (the “Existing Credit Agreement”) or under bilateral lines of credit available on the Closing Date (as defined below), or refinancings of the Existing Credit Agreement or such bilateral lines of credit on terms not materially less favorable to the Company than the terms thereof in effect on the Closing Date) or (y) refinancings of the Company’s convertible senior notes due 2022 and medium term notes outstanding on the Closing Date)) and (2) all issuances of equity securities or equity-linked securities and the receipt of all capital contributions (other than in connection with the exercise of employee stock options and intercompany transactions) shall be used to prepay loans under the Facility, subject to limited exceptions to be agreed.

The particular borrowings to be prepaid pursuant to the foregoing paragraph shall, in each case, be selected by the Company. If LIBOR borrowings are prepaid at any time other than the end of an interest period, the Borrowers shall reimburse the Lenders for any break-funding costs.

If proceeds of or commitments for any of the foregoing are received on or prior to the Closing Date, they shall be applied to reduce the commitments under the Facility on a pro rata basis.

Optional Commitment Reductions
and Prepayments:	The Borrowers may at any time reduce or terminate the undrawn amount of the Facility without premium or penalty, in an aggregate amount of US$10 million with US$1 million increments over such amount, subject to three business days’ prior written notice. Any amounts so reduced or terminated may not be reinstated.

The Borrowers may also prepay the loans, in whole or in part, at any time, together with accrued and unpaid interest thereon, and LIBOR breakage costs

(if any). Each partial prepayment shall be in an aggregate amount of US$10 million with US$1 million increments over such amount.

Documentation:	Documentation will consist of a single credit agreement among the Company, Bidco, the Lenders, the Administrative Agent and the Arranger (the “Credit Agreement”). The Credit Agreement will contain provisions customary in this type of facility. They will include, but not be limited to, representations and warranties, conditions precedent, covenants, events of default including cross default, negative pledge and pari passu clauses, the Company guarantee and the requirement for satisfactory legal opinions in all appropriate jurisdictions. These provisions are generally expected to be similar to those contained in the Existing Credit Agreement, as modified as appropriate for this transaction.

Conditions Precedent to
Effectiveness and Initial Drawdown:	To include the following:

1. The structure of the Acquisition (including without limitation the corporate, capital, organizational and tax structure thereof, and the plans and sources of funds therefor), and all of the definitive documentation related thereto (including documentation relating to the Exchange Offer (the “Exchange Offer Documentation”) and the documentation relating to the Merger), will be in full force and effect and in form and substance satisfactory to the Arranger consistent with the description thereof in the acquisition proposal letter dated November 14, 2005, a copy of which was provided to the Arranger by the Company. The initial filing relating to the Exchange Offer shall have been made with the Securities and Exchange Commission.

2. Execution and delivery of satisfactory credit documentation (including guarantee and legal opinions).

3. There shall not have occurred or become known to the Lenders any material adverse change in or affecting the business, financial position, assets, liabilities or results of operations of the Company and its subsidiaries in each case taken as a whole, or of the Target and its subsidiaries, taken as a whole, since December 31, 2004.

4. There shall be no pending or threatened litigation, proceeding or investigation which (i) could reasonably be expected to have a material adverse effect on the business, financial position, assets,

liabilities or results of operations of the Company and its subsidiaries in each case taken as a whole, or of the Target and its subsidiaries, taken as a whole, or (ii) in any manner draws into question the validity of the Facility.

5. Payment of (or arrangements satisfactory to the Arranger to pay) all expenses and fees payable on or before the Closing Date.

6. Receipt by the Administrative Agent of such other certificates, agreements and documents usual and customary for transactions of this type as the Arranger may have reasonably requested relating to the existence of the Company, the corporate authority for and the validity of the credit documentation, and any other matters relevant to the Acquisition and the transactions contemplated hereby, all in form and substance satisfactory to the Arranger.

7. The Borrowers shall have obtained evidence satisfactory to the Arranger that (i) neither the U.S. Department of Justice nor the U.S. Federal Trade Commission has initiated an investigation of the Acquisition within the relevant time period specified by the Hart-Scott-Rodino Act or any such investigation (if initiated) has been terminated; and (ii) all antitrust and other governmental or regulatory approvals required to be obtained from competition authorities within the European Union have been obtained, or otherwise all applicable waiting periods have expired without any action affecting the Acquisition. The terms of any divestitures or conditions imposed by such agencies or any other antitrust regulators shall be acceptable to the Required Lenders; provided that (i) it is understood that the Reloxin divestiture is acceptable to the Required Lenders, and (ii) any other divestitures or conditions shall be deemed to be acceptable to the Required Lenders unless, upon receiving prompt written notice of the proposed imposition of any such divestiture or condition from the Borrowers, the Arranger (acting on the instruction of the Required Lenders) notifies the Borrowers of its objection thereto within ten business days.

8. All of the conditions to the Acquisition (including, with respect to the Exchange Offer, the minimum condition of the tender of securities representing more than 50% of the total share capital and voting rights in the Target, calculated on a fully-diluted basis) shall have been satisfied, and the Exchange Offer and the Merger shall be consummated, concurrently with the making of the initial loans, in accordance with the terms of the Exchange Offer

Documentation and the other terms of the Acquisition, without any amendment, modification or waiver of material terms thereof not consented to by the Required Lenders (such consent not to be unreasonably withheld or delayed).

9. The Administrative Agent will have received such other certificates, agreements and documents usual and customary for transactions of this type as the Arranger may have reasonably requested relating to matters relevant to the Acquisition and the transactions contemplated hereby, all in form and substance satisfactory to the Arranger.

The date on which all of the above conditions are satisfied is referred to herein as the “Closing Date”.

Conditions Precedent to Each
Drawdown:	Usual and customary for transactions of this type, including, without limitation:

1. Accuracy of representations and warranties.

2. No default or event of default.

3. Receipt of a notice of borrowing.

Representations & Warranties:	For the Company and its subsidiaries (including, after the Acquisition, the Target and its subsidiaries), representations and warranties which are currently expected to be substantially similar to those set forth in the Existing Credit Agreement and may include additional representations and warranties specific to transactions of this type, including, without limitation:

1. Corporate existence and power.

2. Corporate and governmental authorization; no contravention.

3. Binding effect.

4. Financial information.

5. No material litigation or material adverse change.

6. Compliance with ERISA.

7. Environmental matters.

8. Taxes.

9. Not an investment company.

10. Full disclosure.

11. Subsidiaries.

12. Good title to properties.

The Company shall make the foregoing representations and warranties on the Closing Date and at the time of each drawdown.

Covenants:	For the Company and its subsidiaries, affirmative and negative covenants which are currently expected to be substantially similar to those set forth in the Existing Credit Agreement and may include additional covenants specific to Facilities of this type and borrowers of the same ratings category, including, without limitation:

Affirmative Covenants:

1. Information, including annual and quarterly financial reporting, compliance certificates and notice of default.

2. Payment of obligations.

3. Maintenance of property; insurance.

4. Conduct of business and maintenance of existence.

5. Compliance with laws.

6. Inspection of property, books and records.

7. Use of proceeds.

Negative Covenants:

1. Subsidiary debt not to exceed 35% of consolidated net worth at any time.

2. Ratio of (i) consolidated debt less adjusted cash to (ii) consolidated debt less adjusted cash plus adjusted consolidated net worth not to exceed 0.45:1 at any time.

3. Consolidated net worth at no time to be less than the sum of $837,351,000, (ii) 50% of consolidated net income (if positive), and (iii) 100% of the amount by which consolidated net worth is increased as the result of any issuance or sale of Company stock.

4. Negative pledge (with exceptions to be agreed).

5. Limitation on consolidations, mergers and sales of assets.

6. Limitation on transactions with affiliates.

7. Limitations on acquisitions.

8. The Company will not without the consent (not to be unreasonably withheld or delayed) of the Arranger (acting on the instructions of the Required Lenders) (i) increase the total cash consideration payable for the Target securities in the Acquisition or (ii) change any material term of the Acquisition or the Exchange Offer Documents.

Upon the Company’s request, the Lenders in their reasonable discretion shall consider modifying the negative covenants herein to reflect any amendments made to the negative covenants in the Existing Credit Agreement prior to the Closing Date.

Events of Default:	For the Company and its subsidiaries, customary for transactions of this type of the same ratings category, including, without limitation:

1. Failure to pay any principal when due, or interest, fees or other amounts payable under the Credit Agreement within three business days after the due date thereof.

2. Failure to comply with covenants (with grace periods where appropriate).

3. Representations or warranties incorrect in any material respect when made (or deemed made).

4. Cross-default to all indebtedness of the Company and its subsidiaries in excess of US$40 million; provided that upon the Company’s request, the Lenders in their reasonable discretion shall consider an increase to the foregoing amount if the cross-default provision of the Existing Credit Agreement as in effect on the Closing Date specifies an amount exceeding US$40 million.

5. Bankruptcy of the Company or any subsidiary.

6. ERISA defaults.

7. Judgment defaults.

8. Guarantee of the Company ceasing to be in full force and effect or denied or disaffirmed.

9. Any person (or group acting jointly or in concert) shall acquire beneficial ownership of 25% or more of the Company’s common stock, or incumbent directors on the Closing Date and directors approved by a majority of such incumbent directors shall cease to constitute a majority of the board.

Required Lenders:	Lenders having more than 50% of the credit exposure under the Credit Agreement.

Waivers and Amendments:	Waivers and amendments with respect to:
reductions of or changes in the date fixed for payment of principal, interest, fees or other amounts due; release of the Company’s guarantee; waiver of the conditions to effectiveness; the increase or decrease (except for a ratable decrease) in any Lender’s commitment; or voting percentages will be subject to unanimous consent. All other amendments and waivers will require the consent of Required Lenders.

Expenses:	All reasonable out-of-pocket expenses of the Arranger and the Administrative Agent (including but not limited to reasonable legal fees for the Agents) relating to the negotiation and preparation of the Credit Agreement and related documents and syndication are for the Company’s account, regardless of whether or not the Credit Agreement is signed. The Credit Agreement will contain indemnification provisions and post-closing and subsequent modification expense provisions for the benefit of the Arranger, the Agents and the Lenders that are customary for a transaction of this type.

Increased Costs;Taxes:	The Credit Agreement will include customary provisions protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes. Such provisions are expected to be substantially similar to those in the Existing Credit Agreement.

Assignment/Participation:	Lenders will be permitted to assign their loans and commitments under the Facility, subject in certain cases to the consent of the Administrative Agent and (unless a default or event of default has occurred and is continuing) the Borrowers, which consent will not be unreasonably withheld or delayed, to any other entity. Assignments will be in minimum amounts of US$5 million. There will be no minimum assignment amount post default. Participations will be allowed.

Governing Law:	The Facility will be subject to the laws of the state of New York with the Borrowers submitting to the non-

exclusive jurisdiction of federal and state courts in New York. All parties will agree to waive trial by jury.

Counsel for the Arranger:	Davis Polk & Wardwell.

ANNEX A:
PRICING GRID
(percent per annum)

	Level I	Level II	Level III	Level IV	Level V	Level VI
Senior Unsecured Debt Rating from S&P and/or Moody's*	A or A2	A- or A3	BBB+ or Baa1	BBB or Baa2	BBB- or Baa3	all other times (including if ratings are not available from both S&P and Moody's)
Commitment Fee Rate	.085	.10	.125	.15	.20	.25

LIBOR Margin	.40	.45	.50	.625	.875	1.50

The Applicable Margin for Base Rate borrowings shall be 0% except at Level VI, when it will be 0.25% per annum.

     * In the event of a split rating, the higher of S&P and Moody’s ratings shall apply; in the event of a split rating of two or more gradations, the intermediate rating (or the lower of the two intermediate ratings) shall be used.